Exhibit 99.3

Notice Under Section 708A (5) of the Corporations Act

(ASX Code: IMC)

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type	Shares	Options	Options
Class	Ordinary Fully-Paid Shares	Unlisted Options	Unlisted Options
ASX code	IMC	‘New Class’	‘New Class’
Date of Issue	16 March 2018	16 March 2018	16 March 2018
Number Issued	13,162,744	7,897,647	526,510
Specifics (if any)	N/A	Exercisable at $0.468 on or before 15 March 2023	Exercisable at $0.585 on or before 15 March 2023

Immuron Limited gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no “excluded information” (as defined in subsection 708A (7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Kind Regards;

Peter Vaughan
Company Secretary
Immuron Limited